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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GREENTREE OFFICE PLAZA 40 LLOYD AVENUE SUITE 102
(No. and Street)

MALVERN (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2017, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 23rd day of February, 2018

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JEFFREY S JOHNSON
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Mar 24, 2018

John C Johnson Jr
Signature

PRESIDENT
Title

Notary Public, State of Pennsylvania

Commission expires

Jeffrey S. Johnson
Notary Public

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Johnson Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Johnson Securities, Inc.'s management. Our responsibility is to express an opinion on Johnson Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Johnson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Johnson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Johnson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
We have served as Johnson Securities, Inc.'s auditor since 2016.
Bethlehem, Pennsylvania
February 21, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 18,339
Commissions and fees receivable	1,170
Securities owned, marketable, at market value	261,222
TOTAL ASSETS	$ 280,731

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 8,977
Other payables and accrued expenses	4,325
Deferred income taxes	48,100
Total Liabilities	61,402
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	210,429
Total Shareholder's Equity	219,329
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 280,731

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

REVENUE:	
Commissions and fees	$ 41,762
Gain on securities	37,482
Dividends and interest	4,972
	84,216
EXPENSES:	
Commissions	31,322
Management fees	17,500
Occupancy	14,400
General and administrative	21,525
	84,747
NET LOSS BEFORE INCOME TAXES	(531)
INCOME TAX PROVISION (BENEFIT):	
State	(500)
Federal	8,600
	8,100
NET LOSS	$ (8,631)

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common stock	Capital in excess of par value	Retained earnings	Total Shareholder's Equity
BEGINNING BALANCE	$ 1,000	$ 7,900	$ 219,060	$ 227,960
Net Loss			(8,631)	(8,631)
ENDING BALANCE	$ 1,000	$ 7,900	$ 210,429	$ 219,329

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 42,208
Interest received	8
Dividends received	4,964
Proceeds from sale of securities	78,300
Commissions paid	(53,174)
Management fees paid	(17,500)
Occupancy costs paid	(25,875)
Administrative expenses paid	(28,725)
Net Cash Provided by Operating Activities	206
NET INCREASE IN CASH	206
CASH AT BEGINNING OF YEAR	18,133
CASH AT END OF YEAR	$ 18,339

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (8,631)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Deferred income tax	8,100
Change in current assets and liabilities:	
Decrease in commissions receivable	446
Decrease in securities owned	40,818
Decrease in commissions payable	(21,852)
Decrease in other payables and accrued expense	(18,675)
Net Cash Provided by Operating Activities	$ 206

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, commenced operations in 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities, and receives commissions and fees directly from the mutual funds and insurance companies.

Commissions and Fees Receivable

The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances and other available information. There were no unrecognized tax benefits at December 31, 2017. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Mangement's Review of Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of December 31, 2017 through February 21, 2018, which is the date the financial statements were available to be issued.

NOTE 2 SECURITIES OWNED, MARKETABLE, AT MARKET VALUE

Securities owned consist of Nasdaq, Inc. common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2017 the fair value of the stock was $261,222 and the cost basis was $43,600. Gain on securities of $37,482 reported in the statement of income consisted of a realized gain of $54,100 and unrealized loss of $16,618. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. The Company recognized commission expense to Johnson in the amount of $16,580 in 2017 and commissions of $4,987 were payable to Johnson at December 31, 2017. Additionally, Johnson was paid management fees of 17,500 in 2017.

The Company has an agreement with John C. Johnson, Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. The term of the agreement is month-to-month. Total costs incurred in 2017 under the agreement were $14,400, of which $525 was payable to John C. Johnson, Jr., Inc. at December 31, 2017.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss carryovers.

Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 15,000	$ 5,200	$ 9,800
Liabilities	(63,100)	(21,800)	(41,300)
Net liability	$(48,100)	$(16,600)	$(31,500)

NOTE 4 INCOME TAXES (CONTINUED)

The components of the income tax provision (benefit) are as follows:

	Total	State	Federal
Current	$ -	$ -	$ -
Deferred tax	8,100	(500)	8,600
	$ 8,100	$ (500)	$ 8,600

The Company has federal and state net operating losses of $38,427 and $38,515, respectively, which expire in 2037. The Company expects to fully utilize the net operating losses.

The income tax provision (benefit) differs from the provision (benefit) that would result from applying statutory rates to the net loss before income taxes due to an allowable dividend deduction of $3,475 and an enacted change in the federal corporate tax rate effective for tax years beginning in 2018. The new tax law replaces the tiered corporate tax rate structure with a flat tax rate of 21%. Previously, the Company calculated its federal tax provision (benefit) using a tax rate of 15%, which was the lowest corporate tax rate under the tiered system. The increase in the federal tax rate resulted in an increase in deferred taxes of $9,300, which was offset by a $700 deferred tax benefit recognized for the current year loss.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

NOTE 5 NET CAPITAL REQUIREMENTS (CONTINUED)

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2017 was .42 to 1.

At December 31, 2017, the Company had net capital, as defined, of $146,725 and excess net capital of $141,725.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

NOTE 7 SALE OF BUSINESS

In December 2017 Johnson (Note 3) entered into an agreement with American Global Wealth Management, Inc. (AGWM), a registered broker-dealer located in McDonough, Georgia, to transfer all of Johnson's customer accounts to AGWM in return for Johnson's right to become a registered representative of AGWM and receive compensation based on revenue generated from the transferred customer accounts. In February 2018 the Company received the approval of FINRA for the transfer of customer accounts.

Additionally, Johnson has entered negotiations with an unrelated entity to sell the Company after all the customer accounts have been transferred. Any agreement to sell the Company would require FINRA approval.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2017

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 219,329
5	Total capital and allowable subordinated Liabilities	219,329
8	Net capital before haircuts on securities positions	219,329
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	39,183
	D. Undue concentration	33,421
		72,604
10	Net capital	$ 146,725
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,093
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 141,725
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 140,585
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 61,402
19	Total aggregate indebtedness	$ 61,402
20	Percentage of aggregate indebtedness to net capital	42 %

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2017

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2017.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Statement Pursuant to Exemption from Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Johnson Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Johnson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Johnson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph(k)(1) (exemption provisions) and (2) Johnson Securities, Inc. stated that Johnson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 21, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Johnson Securities, Inc.
FINRA Member Firm

Greentree Office Plaza
40 Lloyd Avenue
Suite 102
Malvern, PA 19355
Office (610) 644-6616
Fax (610) 251-9939
Email Johnsonsec1@aol.com

EXEMPTION REPORT

To our best knowledge and belief Johnson Securities, Inc. operates under the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to 17 C.F.R. § 240.15c3-3. Johnson Securities, Inc. met the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) throughout the year ended December 31, 2017 without exception.

John C. Johnson, Jr.
President

February 21, 2018